EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
November 2, 2023

In this Management's Discussion and Analysis ("MD&A"), "we", "us", "our", "Shopify" and "the Company" refer to Shopify Inc. and its consolidated subsidiaries, unless the context requires otherwise. In this MD&A, we explain Shopify's results of operations and cash flows for the three and nine months ended September 30, 2023 and 2022, and our financial position as of September 30, 2023. You should read this MD&A together with our unaudited condensed consolidated financial statements and the accompanying notes for the fiscal quarter ended September 30, 2023, as well as our audited consolidated financial statements and the accompanying notes for the fiscal year ended December 31, 2022. Additional information regarding Shopify, including our 2022 annual information form and our annual report on Form 40-F for the year ended December 31, 2022, is available on our website at www.shopify.com, or at www.sedarplus.ca and www.sec.gov.

Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All amounts are in U.S. dollars ("USD") except where otherwise indicated. Beginning in the first quarter of 2023, we began reporting all dollar amounts in millions.
Our MD&A is intended to enable readers to gain an understanding of Shopify’s results of operations, cash flows and financial position. To do so, we provide information and analysis comparing our results of operations, cash flows and financial position for the most recently completed quarter with the same quarter from the preceding fiscal year. We also provide analysis and commentary that we believe will help investors assess our future prospects. In addition, we provide “forward-looking statements” that are not historical facts, but that are based on our current estimates, beliefs and assumptions and which are subject to known and unknown important risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from current expectations. Forward-looking statements are intended to assist readers in understanding management's expectations as of the date of this MD&A and may not be suitable for other purposes. See “Forward-looking Statements” below.
In this MD&A, references to our “solutions” means the combination of products and services that we offer to merchants, and references to “our merchants” as of a particular date means the total number of unique shops that are paying for a subscription to our platform.

Forward-looking Statements

This MD&A contains forward-looking statements under the provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation.

In some cases, you can identify forward-looking statements by words such as "may", "will", "could", "expects", "further", "plans", "anticipates", "believes", "potential", "continue", "estimate", "assumes", or the negative of these terms or other similar words. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. In particular, forward-looking statements in this MD&A include, but are not limited to, statements about:

•our expectation that we will continue to work with Flexport, Inc. ("Flexport") to optimize logistics offerings to support our merchants;

•the anticipated initial decrease in attach rate due to the sales of our logistics businesses, and expected increase in attach rate over time as new products are rolled out and existing products gain greater adoption;
•we expect to continue leveraging data for the benefit of our merchants with critical safeguards in place to ensure privacy, security, and compliance;
•our exploration of new ways to accelerate checkout;
•our ability to make it easier for merchants to manage their storefronts via their mobile devices;
•the achievement of innovations and enhancements to, and expansion of, our platform and our solutions;
•whether a merchant using Shopify will ever need to re-platform;
•the continued growth of our app developer, theme designer and partner ecosystem and the effect on the growth of our merchant base;
•the continued expansion of the number of channels for merchants to transact through;
•our plan to continue making investments in our business to drive future growth;
•the impact of the sales of our logistics businesses, including the impact of such sales on gross profit and research and development expenses and the comparability of revenues, gross margin and operating expenses;
•our expectation that the continued growth of merchant solutions may cause a decline in our overall gross margin percentage;
•our expectation that as a result of the continued growth of our merchant solutions offerings, seasonality will continue to affect our quarterly results and our business may become more seasonal in the future, and that historical patterns may not be a reliable indicator of our future performance;
•our expectation that our results of operations and comparability of our quarterly results could be impacted by foreign currency fluctuations as our operations continue to expand internationally and that our foreign currency hedging program will help to mitigate these fluctuations;
•our expectation that as we continue to roll out local currency billing options in geographies outside of North America, a decrease in the value of other currencies relative to the USD will negatively impact our reported subscription revenue and Monthly Recurring Revenue ("MRR");
•our expectation that over time, any impact to MRR from local currency billing and localized pricing will be offset by reduced friction and an enhanced in-market experience, which we anticipate will attract more merchants to our platform and our merchant solutions;
•our expectation that any short-term impact from any free or paid trial experiences will drive long-term benefits in the form of more merchants on our platform, an increase in MRR once these cohorts of merchants convert to standard Shopify plans, and increase use of our merchant solutions;
•the change in fair value of certain equity and other investments which may fluctuate period to period, and may cause volatility to our earnings;
•our share of income and loss from equity investments accounted for under the equity method may cause volatility to our earnings;
•our expectation that the overall trend of merchant solutions revenue making up an increasing component of total revenues over time, most notably in the fourth quarter due to higher holiday volume, will continue over time;
•the impact of the Deliverr acquisition, the operations of our logistics businesses, and sales of our logistics businesses, on the comparability of operating expenses and quarterly and yearly trends;
•our belief that we have sufficient liquidity to meet our current and planned financial obligations over the next 12 months;
•our future financing requirements and the availability of capital;
•the future value of our investment income, in particular as a result of changes in interest rates, fair value or due to observable changes in price or impairments;
•the fair market value of the Notes as a result of changes in interest rates or the price of our Class A subordinate voting shares;
•expected credit losses as a result of macroeconomic factors;
•our expectations regarding contractual obligations and contingencies;
•the impact of inflation on our costs and operations and on our merchants sales;
•our accounting estimates, allowances, provisions, and assumptions made in the preparation of our financial statements; and

•our expectations regarding the impact of recently adopted accounting standards.

The forward-looking statements contained in this MD&A are based on our management’s perception of historic trends, current conditions and expected future developments, as well as other assumptions that management believes are appropriate in the circumstances, which include, but are not limited to:

•our ability to increase the functionality of our platform;
•our ability to offer more sales channels that can connect to the platform;
•our belief in the increasing importance of a multi-channel platform that is both fully integrated and easy to use;
•our belief that awareness among buyers that Shopify provides a superior and secure checkout experience is an additional advantage for our merchants;
•our belief that commerce transacted over mobile will continue to grow more rapidly than desktop transactions;
•our ability to expand our merchant base, retain revenue from existing merchants as they grow their businesses, and increase sales to both new and existing merchants, including our ability to retain merchants that have moved from physical retail to ecommerce;
•our belief that ecommerce growth will proceed at a normalized rate in 2023, supported by continued penetration of retail by ecommerce, but impacted by inflationary or other macroeconomic pressures on our merchants and their buyers;
•our ability to manage our growth effectively;
•our ability to enhance and protect our intellectual property rights;
•our belief that our merchant solutions make it easier for merchants to start a business and grow on our platform by passing our economies of scale on to merchants;
•our ability to develop new solutions to extend the functionality of our platform and provide a high level of merchant service and support;
•our ability to hire, retain and motivate qualified personnel;
•our ability to enhance our ecosystem and partner programs, and the assumption that this will drive growth in our merchant base, further accelerating growth of the ecosystem;
•our belief that our strategic investments and acquisitions will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our merchants and help drive our growth;
•our ability to achieve our revenue growth objectives while controlling costs and expenses, and our ability to achieve or maintain profitability;
•our belief that MRR is most closely correlated with the long-term value of our merchant relationships;
•our belief that attach rate provides a useful measure of our ability to provide unified commerce solutions to our merchants and the traction of those products;
•our assumptions regarding the principal competitive factors in our markets;
•our ability to predict future commerce trends and technology;
•our assumptions that higher margin solutions such as Shopify Capital and Shopify Shipping will continue to grow through increased adoption and international expansion;
•our expectation that Shopify Payments will continue to expand internationally;
•our belief that our investments in sales and marketing initiatives will continue to be effective in growing the number of merchants using our platform, in retaining revenue from existing merchants and in increasing revenues from both;
•our ability to develop processes, systems and controls to enable our internal support functions to scale with the growth of our business;
•our expectation that employee elections for allocating their total compensation reward under our Flex Comp program between cash and stock-based compensation may result in the split between these awards varying from quarter to quarter;
•our ability to protect against currency, interest rate, investment, concentration of credit and inflation risks;
•our assumptions as to our future expenses and financing requirements;

•our assumptions as to our critical accounting policies and estimates; and
•our assumptions as to the effects of accounting pronouncements to be adopted.

Factors that may cause actual results to differ materially from current expectations may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the "Risk Factors" section of our Annual Information Form for the year ended December 31, 2022 and elsewhere in this MD&A, including but not limited to risks relating to:

•sustaining our rapid growth;
•managing our growth;
•our potential inability to compete successfully against current and future competitors;
•the security of personal information we store relating to merchants and their buyers, as well as consumers with whom we have a direct relationship including users of our apps;
•our ability to recognize the intended benefits from our announced workforce reductions;
•a cyberattack or security breach;
•our ability to innovate;
•our limited operating history in new and developing markets and new geographic regions;
•international sales and operations and the use of our platform in various countries;
•our current reliance on a few suppliers to provide the technology we offer through Shopify Payments;
•the reliance of our growth in part on the success of our strategic relationships with third parties;
•our potential inability to hire, retain and motivate qualified personnel, including key personnel;
•our use of third-party cloud providers to deliver our services;
•complex and changing laws and regulations worldwide;
•our dependence on the continued services and performance of our senior management and other key employees;
•payments processed through Shopify Payments, Shop Pay Installments, or payments processed or funds managed through Shopify Balance;
•our potential failure to effectively maintain, promote and enhance our brand;
•our history of losses and our efforts to achieve or maintain profitability;
•serious errors or defects in our software or hardware;
•our potential inability to achieve or maintain data transmission capacity;
•activities of merchants or partners or the content of merchants' shops and our ability to detect and address unauthorized activity on our platform;
•evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements and other domestic or foreign regulations that may limit the use and adoption of our services;
•acquisitions and investments, including strategic investments;
•risks associated with Shopify Capital, and offering financing to merchants;
•potential claims by third parties of intellectual property infringement or other third party or governmental claims, litigation, disputes, or other proceedings;
•our reliance on computer hardware, purchased or leased, and software licensed from and services rendered by third parties, in order to provide our solutions and run our business, sometimes by a single-source supplier;
•the impact of worldwide economic conditions, including the resulting effect on spending by small and medium-sized businesses or their buyers;
•manufacturing and supply chain risks;
•unanticipated changes in tax laws or adverse outcomes resulting from examination of our income or other tax returns;
•being required to collect federal, state, provincial or local business taxes, sales and use taxes or other indirect taxes in additional jurisdictions on transactions by our merchants;
•the interoperability of our platform with mobile devices and operating systems;
•changes to technologies used in our platform or new versions or upgrades of operating systems and internet browsers;

•our potential inability to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from making unauthorized use of our technology;
•our pricing decisions for our solutions;
•our use of open source software;
•seasonal fluctuations;
•exchange rate fluctuations that may negatively affect our results of operations;
•our dependence upon buyers’ and merchants’ access to, and willingness to use, the internet for commerce;
•provisions of our financial instruments including the Notes;
•our potential inability to raise additional funds as may be needed to pursue our growth strategy or continue our operations, on favorable terms or at all;
•our tax loss carryforwards;
•ownership of our shares;
•our sensitivity to interest rate fluctuations;
•fluctuations in the fair value of our equity and other investment holdings;
•fluctuations in our share of income and loss from equity investments accounted for under the equity method; and
•our concentration of credit risk, and the ability to mitigate that risk using third parties, and the risk of inflation.

Although we believe that the plans, intentions, expectations, assumptions and strategies reflected in our forward-looking statements are reasonable, these statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future results. You should read this MD&A and the documents that we reference in this MD&A completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this MD&A represent our views as of the date of this MD&A. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. Therefore, these forward-looking statements do not represent our views as of any date other than the date of this MD&A.

Overview

Shopify is a leading provider of essential internet infrastructure for commerce, offering trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for simplicity and reliability, while delivering a better shopping experience for consumers everywhere.

In an era where social media, cloud computing, mobile devices, augmented reality and data analytics are creating new possibilities for commerce, Shopify provides differentiated value by offering merchants:

A multi-channel front end. Our software enables merchants to easily display, manage, market and sell their products across over a dozen different sales channels, including web and mobile storefronts, physical retail locations, pop-up shops, B2B, social media storefronts, native mobile apps, buy buttons, and marketplaces. More than 80% of our merchants have installed two or more channels. The Shopify application program interface ("API") has been developed to support custom storefronts that let merchants sell anywhere, in any language.

A single integrated back end. Our software provides one single integrated, easy-to-use back end that merchants use to manage their business and buyers across these multiple sales channels. Merchants use their Shopify dashboard, which is available in more than 20 languages, to manage products and inventory, process orders and payments, fulfill and ship orders, discover new buyers and build customer relationships, source products, leverage analytics and reporting, manage cash, payments and transactions, and access financing.

Data informed. Our software is delivered to merchants as a service, and operates on a shared infrastructure. This cloud-based infrastructure not only relieves merchants from running and securing their own hardware, it also consolidates data generated by the interactions between buyers and a merchant's products, providing rich data to inform merchant decisions. With a highly qualified team of data science personnel, we expect to continue to support our merchants in making data informed decisions with critical safeguards in place to ensure privacy, security and compliance.

Shopify also enables merchants to build their own brand, leverage mobile technology, sell internationally, and handle massive traffic spikes with flexible infrastructure:

Brand ownership. Shopify is designed to help our merchants own their brand, develop a direct relationship with their buyers, and make their buyer experience memorable and distinctive. We recognize that in a world where buyers have more choices than ever before, a merchant’s brand is increasingly important. The Shopify platform is designed to allow a merchant to keep their brand present in every interaction to build buyer loyalty and create competitive advantages. While our platform is designed to empower merchants first, merchants benefit when buyers are confident that their payments are secure. We believe that awareness among buyers that Shopify provides a superior and secure checkout experience is an additional advantage for our merchants in an increasingly competitive market. For merchants using Shopify Payments, buyers are already getting a superior experience, with features such as Shop Pay and Shop Pay Installments, and with our investments in additional buyer touchpoints, such as retail, shipping, fulfillment, and Shop, our all-in-one digital shopping companion app, brands that sell on Shopify can offer buyers an end-to-end, managed shopping experience that previously was only available to much larger businesses.

Mobile. As ecommerce expands as a percentage of overall retail transactions, buyers expect to be able to transact anywhere, anytime, on any device through an experience that is simple, seamless, and secure. As transactions over mobile devices represent the majority of transactions across online stores powered by Shopify, the mobile experience is a merchant’s primary and most important interaction with online buyers. Shopify has focused on enabling mobile commerce, and the Shopify platform includes a mobile-optimized checkout system, designed to enable merchants’ buyers to more easily purchase products over mobile websites. Our merchants are able to offer their buyers a quick and secure check-out option by using Shop Pay, Apple Pay, Meta Pay, and Google Pay on the web, and we continue to explore other new ways to offer payment flexibility and accelerated checkout. Just as Shopify's tools enable brands to sell directly to their buyers, the Shop app provides merchants that same direct sales power through a mobile experience. The Shop app is a digital shopping assistant that is available to buyers on iOS and Android mobile devices. Buyers use the Shop app to track packages, discover products from their favorite merchants, earn Shop Cash through our rewards program, and engage with brands directly, which helps merchants increase opportunities to find new customers and drive greater loyalty and lifetime value of their buyers. Shopify’s mobile capabilities are not limited to the front end: merchants who are often on-the-go find themselves managing their storefronts via their mobile devices, and Shopify continues to strive to make it easier to do so.

Global. Commerce thrives when merchants are able to build a global brand and sell beyond their own borders with little friction. Shopify offers merchants across several countries a localized experience within the country in which they are based. In addition, Shopify Markets enables merchants to manage localized storefronts in different countries through one global store, making cross-border commerce easier for entrepreneurs. With Shopify Markets, merchants can easily set up market-specific buying experiences, enabling buyers to shop in their local currencies, languages, domains, and payment methods. Shopify Markets also calculates duty and import fees. Such tailored experiences are designed to increase local buyer trust and conversion, enabling merchants to enter new geographies more easily. Shopify Markets Pro, introduced in 2022, offers merchants a native merchant-of-record tax and duty compliance solution. Shopify Markets and Shopify Markets Pro complement our partnership with Global-E, an offering for merchants who want to fully outsource their cross-border business with an approved third-party partner.

Infrastructure. We build our platform to address the growing challenges facing merchants and with the aim of making complex tasks simple. The Shopify platform is engineered to enterprise-level standards and functionality and designed for simplicity and ease of use. We also design our platform with a robust technical infrastructure able to manage large spikes in traffic that accompany events such as new product releases, holiday shopping seasons, and flash sales. We are constantly innovating and enhancing our platform, with our continuously deployed, multi-tenant architecture ensuring all of our merchants are always using the latest technology.

This combination of ease of use with enterprise-level functionality allows merchants to start with a Shopify store and grow with our platform to almost any size. Using Shopify, merchants may never need to re-platform. Our Shopify Plus subscription plan was created to accommodate larger merchants, with additional functionality, scalability and support requirements. The Shopify Plus plan also appeals to larger merchants not already on Shopify who want to migrate from their expensive and complex legacy solutions to achieve greater functionality and flexibility.

Sustainability

Shopify is a company that wants to see the next century, and has taken many steps to build a sustainable business, including becoming a carbon neutral company in 2019. Our commitment includes powering our global operations with renewable energy, purchasing high quality carbon credits to address travel-related emissions, and by relying on Google Cloud, which is 100% powered by renewable energy.

Because we view commerce as a powerful vehicle for positive systemic change, as part of our focus on the long term, in 2019 Shopify launched a sustainability fund with the intent to commit at least $5 million annually to fund what Shopify believes are the most promising and impactful technologies and projects to combat climate change. Since launch, we’ve partnered with more than 20 entrepreneurial climate companies to help them prove and scale their carbon removal solutions. In 2022, we launched Frontier, an advance market commitment, alongside Stripe, Alphabet, Meta, and McKinsey Sustainability with the objective to purchase a combined $925 million of carbon removal by the end of 2030. Our merchants have the ability to address the carbon emissions associated with shipping their orders by adding our Planet app to their store. We also fund carbon removal through our Sustainability Fund with every order placed using Shop Pay, our checkout accelerator.

Ecosystem

A rich ecosystem of app developers, theme designers and other partners, such as digital and service professionals, marketers, photographers, and affiliates has evolved around the Shopify platform. We believe our partner ecosystem helps drive the growth of our merchant base by extending the functionality of the Shopify platform through the development of apps. At September 30, 2023, more than 10,000 apps were available in the Shopify App Store. The partner ecosystem helps drive the growth of our merchant base, which in turn further accelerates growth of the ecosystem.

Business Overview

Our mission is to make commerce better for everyone, and we believe we can help merchants of nearly all sizes, from aspirational entrepreneurs to companies with large-scale, direct-to-consumer operations realize their potential at all stages of their business life cycle. While our platform can scale to meet the needs of large merchants, we focus on selling to small and medium-sized businesses and entrepreneurs. Most of our merchants are on subscription plans that cost less than $50 per month, which is in line with our focus of providing cost effective solutions for early stage businesses. In the nine months ended September 30, 2023, our platform facilitated GMV of $160.8 billion, representing an increase of 18% from the nine months ended September 30, 2022. A detailed description of this metric is presented below in the section entitled, “Key Performance Indicators”.

During the nine months ended September 30, 2023, our total revenue was $4.9 billion, an increase of 27% versus the nine months ended September 30, 2022. Our business model has two revenue streams: a recurring subscription component we call subscription solutions and a merchant success-based component we call merchant solutions.

In the nine months ended September 30, 2023, subscription solutions revenues accounted for 27% of our total revenues (28% in the nine months ended September 30, 2022). We offer a range of plans that increase in price depending on additional features and economic considerations. Our highest-end plan, Shopify Plus, is offered at a starting rate that is several times that of our standard Shopify plans. Shopify Plus solves for the complexity of merchants as they grow and scale globally, offering additional functionality, and support, including features like Shopify Audiences, B2B ecommerce, and Launchpad, for ecommerce automation, and dedicated account management where appropriate. Mattel, Gymshark, Heinz, FTD, Netflix, Kylie Cosmetics, SKIMS and Supreme are a few of the Shopify Plus merchants seeking a reliable, cost-effective and scalable commerce solution. The flexibility of our pricing plans is designed to help our merchants grow in a cost-effective manner and to provide more advanced features and support as their business needs evolve. We have also launched localized pricing plans in select countries where we bill in local currency in order to reduce friction and attract more merchants to our platform.
Revenue from subscription solutions is generated through the sale of subscriptions to our platform, including variable platform fees, as well as through the sale of subscriptions to our POS Pro offering, the sale of themes, the sale of apps, and the registration of domain names. Subscription solutions revenues increased from $1.1 billion in the nine months ended September 30, 2022 to $1.3 billion in the nine months ended September 30, 2023, representing an increase of 21%. Our merchants typically enter into monthly subscription agreements. The revenue from these agreements is recognized over time on a ratable basis over the contractual term and therefore we have deferred revenue on our balance sheet. We do not consider this deferred revenue balance to be a good indicator of future revenue. Instead, we believe MRR is most closely correlated with the long-term value of our merchant relationships. As of September 30, 2023, MRR totaled $141 million, representing an increase of 32% relative to MRR at September 30, 2022. In the nine months ended September 30, 2023, both subscription solutions revenue and MRR observed higher growth rates due mainly to a higher number of merchants using our platforms, including prospective merchants on the free and paid trials converting to full price subscription plans during the period, and by the increases in subscription plan pricing. The paid trial incentives initially launched beginning in the second half of 2022. Prospective merchants that join through these paid trials are included in MRR at their trial price, throughout the trial period, until they convert to a full price subscription plan. These trial incentive amounts are immaterial to MRR as at September 30, 2023. A detailed description of this metric is presented below in the section entitled, "Key Performance Indicators". As at September 30, 2023, we host millions of merchants on our platform.
We offer a variety of merchant solutions that are designed to add value to our merchants by passing on our economies of scale and augment our subscription solutions. During the nine months ended September 30, 2023, merchant solutions revenues accounted for 73% of total revenues (72% in the nine months ended September 30, 2022). We principally generate merchant solutions revenues from payment processing fees and currency conversion fees from Shopify Payments. Shopify Payments is a fully integrated payment processing service that allows our merchants to accept and process payment cards online and offline. In addition to payment processing fees and currency conversion fees from Shopify Payments, we also generate merchant solutions revenue from referral fees, other transaction services, non-cash consideration obtained for referral services and other services rendered as part of strategic partnerships and Shopify Capital. Shopify Capital is currently available for merchants in the United States, the United Kingdom, Canada, and Australia. In the nine months ended September 30, 2023, we also generated merchants solutions revenue from our logistics offerings, prior to the sales of our logistics businesses in the second quarter of 2023. The majority of our merchant solutions revenues are directionally correlated with the level of GMV that our merchants process through our platform. Merchant solutions revenues increased from $2.8 billion in the nine months ended September 30, 2022 to $3.6 billion in the nine months ended September 30, 2023, representing an increase of 30%.
Our business model is driven by our ability to attract new merchants, retain revenue from existing merchants, and increase sales to both new and existing merchants. Our merchants represent a wide array of retail verticals, business sizes, and geographies and no single merchant has ever represented more than five percent of our total revenues in a single reporting period. We believe that our future success depends on many factors, including our ability to expand our merchant base; localize features for specific geographies; retain merchants as they grow their businesses on our platform and adopt more features; offer more sales channels that connect merchants with their specific target audience; develop new solutions to extend our platform’s functionality and catalyze merchants’ sales growth;

enhance our ecosystem and partner programs; provide a high level of merchant support; hire, retain and motivate qualified personnel; and build with a focus on maximizing long-term value.
We have focused on rapidly growing our business and plan to continue making investments to drive future growth. We believe that our investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our merchants. Building a 100-year company requires a balance between growth and profitability, and we maintain a portfolio of investments with varying time horizons.
In 2019 we began building Shopify Fulfillment Network, a network of distributed fulfillment centers across the United States and Canada, to provide a fast and reliable logistics solution to our merchants. In connection with these efforts, on July 8, 2022, we acquired Deliverr, Inc. ("Deliverr"), a leading fulfillment technology provider. During the second quarter of 2023, we completed the sales of our logistics businesses assets to third parties, with the majority of the assets (including Deliverr) being sold to Flexport.

We believe this sale to Flexport places the core logistics solution we had been building in the hands of a mission-aligned partner that will continue developing this solution, and we expect to continue to work with Flexport to optimize Shopify’s logistics offerings to support our merchants. This includes Shop Promise, our buyer-facing badge that uses real-time data to predict the delivery promise for every order, and is automatically enabled in 100% of Shopify Fulfillment Network merchant storefronts.

Key Performance Indicators

Key performance indicators, which we do not consider to be non-GAAP measures, that we use to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions include Monthly Recurring Revenue ("MRR"), Gross Merchandise Volume ("GMV") and Attach Rate. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

The following table shows MRR, GMV, Revenue and Attach Rate for the three and nine months ended September 30, 2023 and 2022:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	(in millions, except percentages)
Monthly Recurring Revenue	$141	$107	$141	$107
Gross Merchandise Volume	$56,205	$46,159	$160,785	$136,209
Revenue	$1,714	$1,366	$4,916	$3,865
Attach Rate	3.05%	2.96%	3.06%	2.84%

Monthly Recurring Revenue

We calculate MRR at the end of each period by multiplying the number of merchants who have subscription plans with us at the period end date by the average monthly subscription plan fee, which excludes variable platform fees, in effect on the last day of that period, assuming they maintain their subscription plans the following month. Subscription plans to both our platform and our POS Pro offering are included in this calculation. When applicable, MRR relating to subscription plans billed in a merchant's local currency is converted to USD using the respective currency exchange rate as of the period end date. Prospective merchants that have joined the platform through special new merchant trial incentives are included in MRR at their trial price while merchants on free trials are excluded from the calculation of MRR through the duration of the free trial. MRR allows us to average our various pricing plans and billing periods into a single, consistent number that we can track over time. We also analyze the factors that make up MRR, specifically the number of paying merchants using our platform and changes in our average revenue earned from subscription plan fees per paying merchant. In addition, we use MRR to forecast monthly, quarterly and annual subscription plan revenue, which makes up the majority of our subscription solutions revenue. We had $141 million of MRR as at September 30, 2023 compared to $107 million as at September 30, 2022.

In the three and nine months ended September 30, 2023, we observed a higher MRR growth rate, relative to the three and nine months ended September 30, 2022. The MRR growth rate in the three months ended September 30, 2023 was driven mainly by an increase in Plus merchants using our platform. The MRR growth rate in the nine months ended September 30, 2023 was driven mainly by the effects of the increase in subscription plan pricing during the second quarter of 2023 and merchants converting to full price subscription plans that were previously on paid trial incentives. The paid trial incentives initially launched in the second half of 2022. The amounts associated with prospective merchants that are on these trial incentives are immaterial to MRR as at September 30, 2023, but we expect to continue to see an increase in MRR as these cohorts of merchants convert to full price subscription plans.

Gross Merchandise Volume

GMV is the total dollar value of orders facilitated through our platform including certain apps and channels for which a revenue-sharing arrangement is in place in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes. GMV does not represent revenue earned by us. However, the volume of GMV facilitated through our platform is an indicator of the success of our merchants and the strength of our platform. Our merchant solutions revenues are also directionally correlated with the level of GMV facilitated through our platform. For the three and nine months ended September 30, 2023 we facilitated GMV of $56 billion and $161 billion, respectively (2022 - $46 billion and $136 billion, respectively), representing year-over-year growth of 22% on a quarterly basis and 18% on a year-to-date basis. On a constant currency basis, in which GMV in the three and nine months ended September 30, 2023 is converted using the comparative period's monthly average exchange rates, year-over-year growth was 21% and 19%, respectively.

Attach Rate

Attach Rate is defined as total revenue divided by GMV and is a key performance indicator of our business and our ability to generate greater value for our merchants. We believe that attach rate provides a useful measure of our ability to provide unified commerce solutions to our merchants and the traction of those products.

In the three and nine months ended September 30, 2023, we observed a higher attach rate, relative to the three and nine months ended September 30, 2022. The attach rate growth in the respective periods is largely attributable to the increased adoption of Shopify Payments. While we saw an initial decrease in our attach rate due to the sales of our logistics businesses, we expect to see an increase in attach rate over time as new products are rolled out and existing products gain greater adoption.

Factors Affecting the Comparability of Our Results

Change in Revenue Mix

As a result of the continued growth of Shopify Payments, referral fees, other transaction services, non-cash consideration obtained for referral services and other services rendered as part of strategic partnerships and Shopify Capital, our revenues from merchant solutions have generally increased significantly. Merchant solutions are intended to complement subscription solutions by providing additional value to our merchants and increasing their use of our platform. Gross profit margins on Shopify Payments, the biggest driver of merchant solutions revenue, are typically lower than on subscription solutions due to the associated third-party costs of providing this solution. We view this revenue stream as beneficial to our operating margins, as Shopify Payments requires significantly less sales and marketing and research and development expense than Shopify’s core subscription business. The lower margins on merchant solutions compared to subscription solutions means that the continued growth of merchant solutions may cause a decline in our overall gross margin percentage.

The sales of our logistics businesses in the second quarter of 2023 will impact the comparability of our results in future periods.

Seasonality

Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants facilitated through our platform. Our merchants typically process additional GMV during the fourth quarter holiday season. As a result, we have historically generated higher merchant solutions revenues in our fourth quarter than in other quarters. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future and that historical patterns in our business may not be a reliable indicator of our future performance.

Foreign Currency Fluctuations

While the majority of our revenues, cost of revenues, and operating expenses are denominated in USD, a significant portion are denominated in foreign currencies. Due to offering Shopify Payments, Shopify Capital, subscriptions, and other billings to select countries in local currency, a significant proportion of revenue transactions are denominated in British pound sterling ("GBP"), Euros ("EUR") and Canadian dollars ("CAD"). As we continue to have significant Canadian operations and as operations continue to expand internationally, a significant proportion of operating expenses are also incurred in the aforementioned foreign currencies. To help mitigate the impacts associated with foreign currency fluctuations on future cash flows from operating expenses, we maintain a portfolio of foreign exchange forward contracts and options designated as hedging instruments. As our operations continue to expand internationally, we may be exposed to additional fluctuations in other foreign currencies. Refer to the "Risks and Uncertainties—Foreign Currency Exchange Risk" section below for additional information on the effect on reported results of changes in foreign exchange rates.

Key Components of Results of Operations

See Management's Discussion and Analysis in our Annual Report on Form 40-F for the year ended December 31, 2022 for details on the key components of results of operations.

Quarterly Results of Operations

The following table sets forth our results of operations for the three and nine months ended September 30, 2023 and 2022:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	(in millions, except share and per share data)
Revenues:
Subscription solutions	$486	$377	$1,312	$1,088
Merchant solutions	1,228	989	3,604	2,777
	1,714	1,366	4,916	3,865
Cost of revenues(1)(2):
Subscription solutions	88	82	257	245
Merchant solutions	725	622	2,206	1,664
	813	704	2,463	1,909
Gross profit	901	662	2,453	1,956
Operating expenses:
Sales and marketing(1)(2)(3)	295	302	903	932
Research and development(1)(3)	313	412	1,419	1,063
General and administrative(1)(3)	137	255	391	494
Transaction and loan losses	34	39	107	101
Impairment on sales of Shopify's logistics businesses	—	—	1,340	—
Total operating expenses	779	1,008	4,160	2,590
Income (loss) from operations	122	(346)	(1,707)	(634)
Other income (expense), net	606	188	1,210	(2,375)
Income (loss) before income taxes	728	(158)	(497)	(3,009)
(Provision for) recovery of income taxes	(10)	(1)	(28)	172
Net income (loss)	$718	$(159)	$(525)	$(2,837)

Net income (loss) per share attributable to shareholders:
Basic	$0.56	$(0.12)	$(0.41)	$(2.24)
Diluted	$0.55	$(0.12)	$(0.41)	$(2.24)
Weighted average shares used to compute net income (loss) per share attributable to shareholders:
Basic	1,283,329,213	1,269,425,226	1,280,229,357	1,263,885,372
Diluted	1,295,830,188	1,269,425,226	1,280,229,357	1,263,885,372

(1) Includes stock-based compensation expense and related payroll taxes as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	(in millions)
Cost of revenues	$—	$2	$3	$6
Sales and marketing(a)	17	17	45	50
Research and development(a)	70	108	428	292
General and administrative	20	26	57	69
	$107	$153	$533	$417
(a) Includes accelerated stock-based compensation of $4 million and $5 million in sales and marketing during the three and nine months ended September 30, 2023, respectively, and $164 million in research and development during the nine months ended September 30, 2023.

(2) Includes amortization of acquired intangibles as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	(in millions)
Cost of revenues	$4	$17	$31	$30
Sales and marketing	—	2	3	3
	$4	$19	$34	$33

(3) In the second quarter of 2023, we had $148 million of severance related costs associated with the reduction in workforce with $28 million in sales and marketing, $102 million in research and development and $18 million in general and administrative. Additionally, in the third quarter of 2022, we had $30 million of severance related costs associated with the reduction in workforce with $11 million in sales and marketing, $8 million in research and development, and $11 million in general and administrative.

Revenues

	Three months ended September 30,		2023 vs. 2022	Nine months ended September 30,		2023 vs. 2022
	2023	2022	% Change	2023	2022	% Change
	(in millions, except percentages)
Revenues:
Subscription solutions	$486	$377	29%	$1,312	$1,088	21%
Merchant solutions	1,228	989	24%	3,604	2,777	30%
Total revenues	$1,714	$1,366	25%	$4,916	$3,865	27%
Percentage of revenues:
Subscription solutions	28%	28%		27%	28%
Merchant solutions	72%	72%		73%	72%
	100%	100%		100%	100%

Subscription Solutions

Subscription solutions revenues increased for the three and nine months ended September 30, 2023 compared to the same periods in 2022. The period-over-period increase was primarily a result of growth in MRR, which was driven largely by a higher number of merchants using our platform, including prospective merchants on the free and paid trials converting to full price subscription plans during the period, and by the increase in subscription plan pricing.

Merchant Solutions

Merchant solutions revenues increased for the three months ended September 30, 2023 compared to the same period in 2022. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue, relating to payment processing and currency conversion fees, growing in the three months ended September 30, 2023 compared to the same period in 2022. This increase was a result of an increase in our Shopify Payments penetration rate (the percentage of GMV processed through Shopify Payments) and the number of merchants using our platform. These factors drove $7.8 billion of additional GMV facilitated using Shopify Payments in the three months ended September 30, 2023 compared to the same period in 2022, representing growth of 31%. For the three months ended September 30, 2023, the Shopify Payments penetration rate was 58%, resulting in GMV of $32.8 billion that was facilitated using Shopify Payments. This compares to a penetration rate of 54% resulting in GMV of $25.0 billion that was facilitated using Shopify Payments in the same period in 2022.

In addition to the increase in revenue from Shopify Payments, Shopify Capital revenue and referral fees from partners increased during the three months ended September 30, 2023, compared to the same period in 2022. Revenue from Shopify Capital increased mainly as a result of an increase in the loans and advances outstanding throughout the period coupled with the increase in GMV. The increase in referral fees from partners was driven largely by an increase in merchant activity with referral partners as well as by an increase in GMV, when compared to the same period in 2022. The increases in revenue were partially offset by a decrease in our logistics offerings revenue as a result of the sales of our logistics businesses in the second quarter of 2023.

Merchant solutions revenues increased for the nine months ended September 30, 2023 compared to the same period in 2022. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue, relating to payment processing and currency conversion fees, growing in the nine months ended September 30, 2023, compared to the same period in 2022. This increase was a result of an increase in our Shopify Payments penetration rate and number of merchants using our platform. These factors drove $20.1 billion of additional GMV facilitated using Shopify Payments in the nine months ended September 30, 2023 compared to the same period in 2022, representing growth of 28%. For the nine months ended September 30, 2023, the Shopify Payments penetration rate was 57%, resulting in GMV of $92.0 billion that was facilitated using Shopify Payments. This compares to a penetration rate of 53% resulting in GMV of $71.8 billion that was facilitated using Shopify Payments in the same period in 2022.

In addition to the increase in revenue from Shopify Payments, our revenue from Shopify Capital, logistics offerings, and non-cash consideration received for services rendered as part of strategic partnerships increased during the nine months ended September 30, 2023, compared to the same period in 2022. Revenue from Shopify Capital increased mainly as a result of an increase in the loans and advances outstanding throughout the period coupled with the increase in GMV. Revenue from our logistics offerings increased as a result of revenue following the acquisition of Deliverr until the date of sale. The increase in non-cash consideration received for services rendered as part of strategic partnerships was driven largely by an increase in the number of arrangements with partners, when compared to the same period in 2022.

Cost of Revenues

	Three months ended September 30,		2023 vs. 2022	Nine months ended September 30,		2023 vs. 2022
	2023	2022	% Change	2023	2022	% Change
	(in millions, except percentages)
Cost of revenues:
Cost of subscription solutions	$88	$82	7%	$257	$245	5%
Cost of merchant solutions	725	622	17%	2,206	1,664	33%
Total cost of revenues	$813	$704	15%	$2,463	$1,909	29%
Percentage of revenues:
Cost of subscription solutions	5%	6%		5%	6%
Cost of merchant solutions	42%	46%		45%	43%
	47%	52%		50%	49%

Cost of Subscription Solutions
Cost of subscription solutions increased for the three and nine months ended September 30, 2023 compared to the same periods in 2022. The increase was due mainly to an increase in payment processing fees on merchant billings. As a percentage of revenues, cost of subscription solutions decreased for the three and nine months ended September 30, 2023 compared to the same periods in 2022, due to lower growth on cloud infrastructure costs, relative to the growth in revenue as well as a decrease in support costs.
Cost of Merchant Solutions

Cost of merchant solutions increased for the three months ended September 30, 2023 compared to the same period in 2022. The increase was primarily due to higher payment processing fees resulting from an increase in GMV facilitated through Shopify Payments, offset by a decrease in costs associated with our logistics operations, and decrease in amortization of acquired intangibles, as a result of the sales of our logistics businesses in the second quarter of 2023. Cost of merchant solutions as a percentage of revenues decreased for the three months ended September 30, 2023, compared to the same period in 2022, primarily due to decreased costs associated with revenue from our logistics operations, and amortization of acquired intangibles, following the sales of our logistics businesses in the second quarter of 2022.

Cost of merchant solutions increased for the nine months ended September 30, 2023 compared to the same period in 2022. The increase was primarily due to higher payment processing fees resulting from an increase in GMV facilitated through Shopify Payments and higher costs associated with our logistics offerings as a result of revenue following the acquisition of Deliverr until the date of sale. Cost of merchant solutions as a percentage of revenues increased for the nine months ended September 30, 2023, compared to the same period in 2022, primarily due to Shopify Payments representing a larger percentage of total revenue and higher payment processing fees from Shopify Payments, caused by an increase in network costs and changes in payment card type, relative to the increase in Shopify Payments revenue, increased costs associated with revenue from our logistics offerings following the acquisition of Deliverr until the date of sale.

Gross Profit

	Three months ended September 30,		2023 vs. 2022	Nine months ended September 30,		2023 vs. 2022
	2023	2022	% Change	2023	2022	% Change
	(in millions, except percentages)
Gross profit	$901	$662	36%	$2,453	$1,956	25%
Percentage of total revenues	53%	48%		50%	51%

Gross profit increased for the three months ended September 30, 2023 compared to the same period in 2022. As a percentage of total revenues, gross profit increased for the three months ended September 30, 2023, principally due to the exclusion of our logistics businesses, and related amortization of acquired intangibles due to the sales of our logistics businesses in the second quarter of 2023.

Gross profit increased for the nine months ended September 30, 2023 compared to the same period in 2022. As a percentage of total revenues, gross profit decreased in the nine months ended September 30, 2023, principally due to higher payment processing fees from Shopify Payments, caused by an increase in network costs and changes in payment card type, and the relative growth in Shopify Payments revenue, partly offset by a decrease in cloud infrastructure costs relative to revenue and a decrease in support costs.

Operating Expenses

Sales and Marketing

	Three months ended September 30,		2023 vs. 2022	Nine months ended September 30,		2023 vs. 2022
	2023	2022	% Change	2023	2022	% Change
	(in millions, except percentages)
Sales and marketing	$295	$302	(2)%	$903	$932	(3)%
Percentage of total revenues	17%	22%		18%	24%

Sales and marketing expenses decreased for the three months ended September 30, 2023 compared to the same period in 2022, due to a decrease of $33 million in employee-related costs, a decrease of $11 million in severance related costs due to the reduction in workforce that occurred in the third quarter of 2022, partially offset by an increase of $26 million in online marketing spend.

Sales and marketing expenses decreased for the nine months ended September 30, 2023 compared to the same period in 2022, due to decreases of $73 million in online marketing spend and $38 million in employee-related costs, partially offset by an increase of $26 million related to payouts in our affiliate partner program, an increase of $22 million in offline marketing spend, and an increase of $17 million in severance related costs.

Research and Development

	Three months ended September 30,		2023 vs. 2022	Nine months ended September 30,		2023 vs. 2022
	2023	2022	% Change	2023	2022	% Change
	(in millions, except percentages)
Research and development	$313	$412	(24)%	$1,419	$1,063	33%
Percentage of total revenues	18%	30%		29%	28%

Research and development expenses decreased for the three months ended September 30, 2023 compared to the same period in 2022, due to a decrease of $95 million in employee-related costs and a decrease of $8 million in severance related costs due to the reduction in workforce that occurred in the third quarter of 2022.

Research and development expenses increased for the nine months ended September 30, 2023 compared to the same period in 2022, due to the acceleration of stock-based compensation of $164 million primarily related to the sales of our logistics businesses, an increase in severance related costs of $93, and an increase of $74 million in employee-related costs.

General and Administrative

	Three months ended September 30,		2023 vs. 2022	Nine months ended September 30,		2023 vs. 2022
	2023	2022	% Change	2023	2022	% Change
	(in millions, except percentages)
General and administrative	$137	$255	(46)%	$391	$494	(21)%
Percentage of total revenues	8%	19%		8%	13%

General and administrative expenses decreased for the three months ended September 30, 2023 compared to the same period in 2022, due to decreases of $97 million in legal contingencies, $39 million in employee-related costs, and $11 million in severance related costs due to the reduction in workforce that occurred in the third quarter of 2022, partially offset by impairment expenses of $38 million incurred relating to certain office locations we ceased using.

General and administrative expenses decreased for the nine months ended September 30, 2023 compared to the same period in 2022, due to a decreases of $97 million in legal expenses and $41 million in employee-related costs, partially offset by impairment expenses of $38 million incurred related to certain office locations we ceased using and an increase of $7 million in severance related costs.

Transaction and Loan Losses

	Three months ended September 30,		2023 vs. 2022	Nine months ended September 30,		2023 vs. 2022
	2023	2022	% Change	2023	2022	% Change
	(in millions, except percentages)
Transaction and loan losses	$34	$39	(13)%	$107	$101	6%
Percentage of total revenues	2%	3%		2%	3%

Transaction and loan losses decreased for the three months ended September 30, 2023 compared to the same period in 2022, primarily due to a decrease in losses related to Shopify Capital.

Transaction and loan losses increased for the nine months ended September 30, 2023 compared to the same period in 2022, due to an increase of $9 million in losses related to Shopify Payments, primarily related to higher realized losses in the period, an increase in expected losses, and increased GMV processed through Shopify Payments.

Impairment on Sales of Shopify's Logistics Businesses

	Three months ended September 30,		2023 vs. 2022	Nine months ended September 30,		2023 vs. 2022
	2023	2022	% Change	2023	2022	% Change
	(in millions, except percentages)
Impairment on sales of Shopify's logistics businesses	$—	$—	*	$1,340	$—	*
*    Not a meaningful comparison

In the nine months ended September 30, 2023, we had an impairment on the sales of our logistics businesses of $1.3 billion, inclusive of impairment of $1.4 billion in goodwill, $337 million in intangible assets, and $93 million in net assets and transaction costs.

Other Income (Expenses), net

	Three months ended September 30,		2023 vs. 2022	Nine months ended September 30,		2023 vs. 2022
	2023	2022	% Change	2023	2022	% Change
	(in millions, except percentages)
Other income (expenses), net	$606	$188	*	$1,210	$(2,375)	*
*    Not a meaningful comparison

In the three months ended September 30, 2023, we had an unrealized gain on equity and other investments of $555 million, which included a $442 million unrealized gain in investments with readily determinable fair values and was the result of an unrealized gain on our Klaviyo investment as a result of its initial public offering during the period, and the change in share prices from June 30, 2023 to September 30, 2023 in our Affirm and Global-E investments. Additionally, we had interest income of $63 million recognized on investments.

This compares to the three months ended September 30, 2022 where we had unrealized gains on equity and other investments of $173 million due mainly to gains on our investments in Affirm and Global-E caused by the change in their share prices from June 30, 2022 to September 30, 2022. We also had interest income of $21 million recognized on our investments during the period.

In the nine months ended September 30, 2023, we had an unrealized gain on equity and other investments of $1,051 million, which included a $1,008 million unrealized gain in investments with readily determinable fair value and was the result of the change in share prices from December 31, 2022 to September 30, 2023 in our Affirm and Global-E investments, and the unrealized gain on our Klaviyo investment as a result of its initial public offering during the period, partially offset by $82 million of net unrealized losses in investments without readily determinable fair values primarily due mainly to an observable price change in the period. Additionally, we had interest income of $173 million recognized on investments.

This compares to the nine months ended September 30, 2022 where we had net unrealized losses and impairment on equity and other investments of $2.5 billion due mainly to our investments in Affirm and Global-E caused by the change in their share prices from December 31, 2021 to September 30, 2022, offset slightly by net realized gains on equity and other investments of $123 million.

(Provision for) Recovery of Income Taxes

	Three months ended September 30,		2023 vs. 2022	Nine months ended September 30,		2023 vs. 2022
	2023	2022	% Change	2023	2022	% Change
	(in millions, except percentages)
(Provision for) recovery of income taxes	$(10)	$(1)	*	$(28)	$172	*
*    Not a meaningful comparison

We had a provision for income taxes of $10 million in the three months ended September 30, 2023, compared to a provision for income taxes of $1 million in the three months ended September 30, 2022, both on account of earnings in jurisdictions outside of North America.

We had a provision for income taxes of $28 million in the nine months ended September 30, 2023, on account of earnings in jurisdictions outside of North America. This compares to a recovery of income taxes of $172 million in the nine months ended September 30, 2022, primarily as a result of the unrealized loss on equity and other investments.

Summary of Quarterly Results

The following table sets forth selected unaudited quarterly results of operations data for each of the eight quarters ended September 30, 2023. The information for each of these quarters has been derived from unaudited condensed consolidated financial statements that were prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflects all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods in accordance with U.S. GAAP. This data should be read in conjunction with our unaudited condensed consolidated financial statements and audited consolidated financial statements and related notes for the relevant period. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three months ended
	Sep 30, 2023	June 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021
	(in millions, except per share data)
Revenues:
Subscription solutions	$486	$444	$382	$400	$377	$366	$345	$351
Merchant solutions	1,228	1,250	1,126	1,335	989	929	859	1,029
	1,714	1,694	1,508	1,735	1,366	1,295	1,204	1,380
Cost of revenues:(1)(2)
Subscription solutions	88	85	84	86	82	85	78	76
Merchant solutions	725	774	707	851	622	554	488	611
	813	859	791	937	704	639	566	687
Gross profit	901	835	717	798	662	656	638	693
Operating expenses:
Sales and marketing(1)(2)(4)	295	321	287	298	302	327	303	276
Research and development(1)(4)	313	648	458	440	412	347	304	273
General and administrative(1)(3)(4)(5)	137	131	123	214	255	130	109	101
Transaction and loan losses	34	31	42	34	39	42	20	28
Impairment on sales of Shopify's logistics businesses	—	1,340	—	—	—	—	—	—
Total operating expenses	779	2,471	910	986	1,008	846	736	678
Income (loss) from operations	122	(1,636)	(193)	(188)	(346)	(190)	(98)	15
Other income (expenses), net	606	335	269	(426)	188	(1,008)	(1,555)	(503)
Income (loss) before income taxes	728	(1,301)	76	(614)	(158)	(1,198)	(1,653)	(488)
(Provision for) recovery of income taxes	(10)	(10)	(8)	(9)	(1)	(6)	179	117
Net income (loss)	$718	$(1,311)	$68	$(623)	$(159)	$(1,204)	$(1,474)	$(371)
Net income (loss) per share attributable to shareholders:
Basic	$0.56	$(1.02)	$0.05	$(0.49)	$(0.12)	$(0.95)	$(1.17)	$(0.30)
Diluted	$0.55	$(1.02)	$0.05	$(0.49)	$(0.12)	$(0.95)	$(1.17)	$(0.30)

(1) Includes stock-based compensation expense and related payroll taxes as follows:

	Three months ended
	Sep 30, 2023	June 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021
	(in millions)
Cost of revenues	$—	$1	$2	$2	$3	$2	$2	$2
Sales and marketing(a)	17	13	15	15	17	17	16	14
Research and development(a)	70	252	106	104	108	99	85	75
General and administrative	20	19	18	24	26	23	20	18
	$107	$285	$141	$145	$154	$141	$123	$109
(a) Includes accelerated stock-based compensation of $4 million and $5 million in sales and marketing during the three and nine months ended September 30, 2023, respectively, and $164 million in research and development during the nine months ended September 30, 2023.

 (2) Includes amortization of acquired intangibles as follows:

	Three months ended
	Sep 30, 2023	June 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021
	(in millions)
Cost of revenues	$4	$8	$19	$19	$17	$7	$6	$6
Sales and marketing	—	1	2	2	2	—	1	—
	$4	$9	$21	$21	$19	$7	$7	$6

(3) In the third quarter of 2022, we incurred $97 million of expenses related to legal matters.
(4) In the second quarter of 2023, we had $148 million of severance related costs associated with reductions in workforce with $28 million in sales and marketing, $102 million in research and development, and $18 million in general and administrative. In the third quarter of 2022, we had $30 million of severance related costs associated with reductions in workforce with $11 million in sales and marketing, $8 million in research and development, and $11 million in general and administrative.
(5) In the third quarter of 2023 and the fourth quarter of 2022, we had $38 million and $84 million of impairment related costs associated with right-of-use assets and leasehold improvements, respectively.

The following table sets forth selected unaudited quarterly statements of operations data as a percentage of total revenues for each of the eight quarters ended September 30, 2023:

	Three months ended
	Sep 30, 2023	June 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021
Revenues:
Subscription solutions	28%	26%	25%	23%	28%	28%	29%	25%
Merchant solutions	72%	74%	75%	77%	72%	72%	71%	75%
	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenues:
Subscription solutions	5%	5%	6%	5%	6%	7%	6%	5%
Merchant solutions	42%	46%	47%	49%	45%	43%	41%	44%
	47%	51%	52%	54%	52%	49%	47%	50%
Gross profit	53%	49%	48%	46%	48%	51%	53%	50%
Operating expenses:
Sales and marketing	17%	19%	19%	17%	22%	25%	25%	20%
Research and development	18%	38%	30%	25%	30%	27%	25%	20%
General and administrative	8%	8%	8%	12%	19%	10%	9%	7%
Transaction and loan losses	2%	2%	3%	2%	3%	3%	2%	2%
Impairment on sales of Shopify's logistics businesses	—%	79%	—%	—%	—%	—%	—%	—%
Total operating expenses	45%	146%	60%	57%	74%	65%	61%	49%
Income (loss) from operations	7%	(97)%	(13)%	(11)%	(25)%	(15)%	(8)%	1%
Other income (expense), net	35%	20%	18%	(25)%	14%	(78)%	(129)%	(36)%
Income (loss) before income taxes	42%	(77)%	5%	(35)%	(12)%	(93)%	(137)%	(35)%
(Provision for) recovery of income taxes	(1)%	(1)%	(1)%	(1)%	0%	0%	15%	9%
Net income (loss)	42%	(77)%	5%	(36)%	(12)%	(93)%	(122)%	(27)%

We believe that year-over-year comparisons are more meaningful than our sequential results due to seasonality in our business. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. Our merchant solutions revenues are directionally correlated with our merchants' GMV. Our merchants' GMV typically increases during the fourth-quarter holiday season. As a result, we have historically generated higher merchant solutions revenues in our fourth quarter than in other quarters. As a result of the growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future, and that historical patterns in our business may not be a reliable indicator of our future performance.

Quarterly Revenue and Gross Margin Trends

Historically, revenues experienced a seasonal decrease in our first quarters as buyers typically reduce their spending following the holiday season resulting in a seasonal decrease in GMV per merchant, which was not completely offset by merchant and MRR growth. Subsequently, revenues have increased in each of the next three quarters as a result of merchant, MRR, and overall GMV growth. Our merchants have processed additional GMV during the fourth-quarter holiday seasons, and as a result we have generated higher merchant solutions revenues in our fourth quarters compared to other quarters. Due to the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future.

Our gross margin percentage has varied over the past eight quarters and is generally driven by the mix between our higher margin subscription solutions revenue and lower margin merchant solutions revenue. While our total revenues have increased in recent periods, the mix has shifted towards merchant solutions revenue, most notably in the fourth quarter due to higher holiday volume of orders facilitated and the resulting Shopify Payments revenue during this period. We expect this overall trend to continue over time.

In connection with expanding our operations internationally, we anticipate a growing proportion of our revenues and cost of sales transactions to be incurred in foreign currencies as compared to USD due to increased Shopify Payments, Shopify Capital, subscriptions, and other billings to select countries in local currency. Fluctuations in foreign currencies relative to the USD may impact identified quarterly and yearly trends.

The acquisition of Deliverr, which closed in the third quarter of 2022, and the sales of our logistics businesses in the second quarter of 2023 will impact the comparability of our revenues and gross margin.

Quarterly Operating Expenses Trends

Historically, total operating expenses have increased sequentially for each period presented as we grow our operations. In recent quarters, our operating expense dollars, excluding the items discussed in this section, continued to stabilize, decrease, or grow at a much slower rate. We recognized an impairment on the sales of our logistics businesses in the second quarter of 2023. We recognized restructuring expenses in the second quarter of 2023 which caused an increase in research and development, sales and marketing, and general and administrative spend relative to revenue in the quarter. We took impairment charges on certain office spaces in the third quarter of 2023 and the fourth quarter of 2022, which caused an increase in general and administrative spend relative to revenue. In the third quarter of 2022, we recorded litigation contingencies which caused an increase in general and administrative spend relative to revenue in that quarter. Total operating expenses have historically increased primarily due to the addition of personnel in connection with the expansion of our business and additional marketing initiatives to attract potential merchants, but as a result of the workforce reduction in the second quarter of 2023 we have seen a decrease in personnel expenses in the third quarter of 2023. In addition, the Deliverr acquisition, which closed in the third quarter of 2022, and the sales of our logistics businesses in the second quarter of 2023, will impact the comparability of operating expenses. We note a significant portion of our operating expenses are incurred in foreign currencies which may impact the comparability of our quarterly and yearly trends.

Quarterly Other Income (Expense) Trends

Historically, there have been no consistent trends associated with other income (expense) as changes are impacted by fluctuations in the fair value of our equity investments in public companies with readily determinable fair values, observable changes or impairments associated with our equity investments in private companies without readily determinable fair values, changes in the fair value of our investments in convertible notes of private companies, foreign exchange rates, and interest rates. The results from these changes may fluctuate from period to period and may cause volatility to our earnings as well as impact comparability of our results from period to period.

Liquidity and Capital Resources

To date, we have financed our operations primarily through the sale of equity securities as well as the sale of the Notes, raising approximately $7.8 billion, net of issuance costs, from investors.

In September 2022, due to the expiry of our previous short-form base shelf prospectus, we filed a new short-form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission. This shelf prospectus and registration statement allows Shopify to offer an unlimited amount of Class A subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, from time to time during the 25-month period that the shelf prospectus is effective, which commenced September 9, 2022.

Our principal cash requirements are for working capital and capital expenditures. Excluding current deferred revenue, working capital at September 30, 2023 was $5.6 billion. As a result of our employee compensation program there is a potential for an increase in cash usage as employees have the ability to elect how much of their total compensation will be in the form of cash versus stock-based compensation awards. Given the ongoing cash generated from operations and our existing cash and cash equivalents, we believe there is sufficient liquidity to meet our current and planned financial obligations over the next 12 months. Our future financing requirements will depend on many factors including our growth rate, subscription renewal activity, the timing and extent of spending to support development of our platform, the expansion of sales and marketing activities, the macroeconomic conditions and overall levels of consumer spending on goods, and potential strategic investments and acquisitions activity. Although we currently are not a party to any material undisclosed agreement and do not have any understanding with any third parties with respect to potential material investments in, or material acquisitions of, businesses or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.
Cash, Cash Equivalents and Marketable Securities

Cash, cash equivalents, and marketable securities decreased by $135 million to $4.9 billion as at September 30, 2023 from $5.1 billion as at December 31, 2022, primarily as a result of the purchase and origination of loans, net of repayments, and the purchase of equity and other investments offset by cash provided by the maturity of merchant cash advances, and proceeds from exercise of stock options.
Cash equivalents and marketable securities include money market funds, U.S. and Canadian federal bonds and agency securities, and corporate bonds and commercial paper, all maturing within the 12 months from September 30, 2023.

The following table summarizes our total cash, cash equivalents and marketable securities as at September 30, 2023 and 2022 as well as our operating, investing and financing activities for the nine months ended September 30, 2023 and 2022:

	Nine months ended September 30,
	2023	2022
	(in millions)
Cash, cash equivalents and marketable securities (end of period)	$4,918	$4,941
Net cash provided by (used in):
Operating activities(1)	$496	$(234)
Investing activities(1)	(898)	(878)
Financing activities	43	11
Effect of foreign exchange on cash and cash equivalents	(3)	(24)
Net decrease in cash and cash equivalents	(362)	(1,125)
Change in marketable securities	227	(1,702)
Net decrease in cash, cash equivalents and marketable securities	$(135)	$(2,827)

(1) Comparative figures have been reclassified in order to conform to the current period presentation.

Cash Flows From Operating Activities

Our largest source of operating cash is from merchant solutions. Within merchant solutions, the largest source of cash flows are Shopify Payments processing fee arrangements, which are received on a daily basis as transactions are processed. We also generate significant cash flows from our subscription solutions with subscription revenues being our single largest source of cash flows. These payments are typically paid to us at the beginning of the applicable subscription period, except for our Shopify Plus merchants who typically pay us at the end of their monthly billing cycle.

Our primary uses of cash from operating activities are for third-party payment processing fees, employee-related expenditures, third-party shipping partners, marketing programs, providing cash advances to merchants through Shopify Capital, and outsourced hosting costs.

For the nine months ended September 30, 2023, net cash provided by operating activities was primarily the result of operating income, once adjusted for non-cash items.

Cash Flows From Investing Activities

Net cash used in investing activities in the nine months ended September 30, 2023 was driven by $510 million used for purchases and originations of loans, net of repayments, $180 million used for purchases of marketable securities, net of maturities, $104 million used to purchase equity and other investments, $37 million used to purchase property and equipment, which consisted mainly of leasehold improvements and computer equipment, and $31 million used for a business acquisition.

Cash Flows From Financing Activities

Net cash provided by financing activities in the nine months ended September 30, 2023 was driven by proceeds from the issuance of Class A subordinate voting shares and Class B restricted multiple voting shares as a result of stock options exercises.

Contractual Obligations

Our principal commitments consist of our Notes and obligations under our operating leases for office, warehouse and commercial space. There have been no significant changes to our principal commitments, as compared to the principal commitments described in our most recent quarterly Management's Discussion and Analysis.

Off-Balance Sheet Arrangements

In connection with the sales of our logistics businesses in the second quarter of 2023, we retained our guarantee of certain leases. We also entered into an indemnification agreement that governs the liability obligations of the purchaser in connection with these guarantees.

Other than the guarantees noted above, and the operating leases which have been disclosed under "Contractual Obligations" in our most recent quarterly Management's Discussion and Analysis, we have no additional material off-balance sheet arrangements.

Litigation and Loss Contingencies
On August 31, 2022, a jury in the U.S. District Court for the District of Delaware returned a verdict finding that Shopify infringed three web technology patents owned by Express Mobile, Inc. We have challenged the verdict through post-trial motions and the Plaintiff has moved for interest on the amount of the verdict.

We currently have no other known material pending litigation or claims. We are not aware of any other litigation matters or loss contingencies that would be expected to have a material adverse effect on the business, consolidated financial position, results of operations, or cash flows.

Risks and Uncertainties

We are exposed to a variety of risks, as discussed in Note 3 in our unaudited condensed consolidated financial statements and the accompanying notes for the fiscal quarter ended September 30, 2023, as well as our audited consolidated financial statements and the accompanying notes for the fiscal year ended December 31, 2022. We regularly assess these risks to minimize any adverse effects on our business as a result of those factors. Our risk over foreign currency exchange fluctuations, changes in interest rates and inflation is discussed below.

Foreign Currency Exchange Risk

While the majority of our revenues, cost of revenues, and operating expenses are denominated in USD, a significant portion are denominated in foreign currencies. Due to offering Shopify Payments, Shopify Capital, subscriptions, and other billing to select countries in local currency, a significant proportion of revenue transactions are denominated in GBP, EUR and CAD. As we continue to have significant Canadian operations and as operations continue to expand internationally, a significant proportion of operating expenses are also incurred in the aforementioned foreign currencies. To help mitigate the impacts associated with foreign currency fluctuations on future cash flows from operating expenses, we maintain a portfolio of foreign exchange derivative products designated as hedging instruments.

Effect of Foreign Exchange Rates

The following non-GAAP financial measure converts our revenues, cost of revenues, operating expenses, and loss from operations using the comparative period's monthly average exchange rates:

	Three months ended September 30,
	2023			2022
	At Prior Year Effective Rates (1)	Exchange Rate Effect (2)	GAAP Amounts as Reported	GAAP Amounts As Reported
	(in millions)
Revenues	$1,708	$6	$1,714	$1,366
Cost of revenues	(811)	(2)	(813)	(704)
Operating expenses	(782)	3	(779)	(1,008)
Income (loss) from operations	$115	$7	$122	$(346)

	Nine months ended September 30,
	2023			2022
	At Prior Year Effective Rates (1)	Exchange Rate Effect (2)	GAAP Amounts as Reported	GAAP Amounts As Reported
	(in millions)
Revenues	$4,934	$(18)	$4,916	$3,865
Cost of revenues	(2,475)	12	(2,463)	(1,909)
Operating expenses	(4,207)	47	(4,160)	(2,590)
Loss from operations	$(1,748)	$41	$(1,707)	$(634)

(1) Represents the outcome that would have resulted if the comparative period's effective foreign exchange rates are applied to the current reporting period.
(2) Represents the increase or decrease in GAAP amounts reported resulting from using the comparative period's effective foreign exchange rates. The exchange rate effect is primarily driven by fluctuations in CAD, EUR and GBP foreign exchange rates.

This effect of foreign exchange rates on our condensed consolidated statements of operations disclosure is a supplement to our condensed consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP. We have provided the above non-GAAP disclosure as we believe it presents a clear comparison of our period to period operating results by removing the impact of fluctuations in foreign exchange rates and to assist investors in understanding our financial and operating performance. Non-GAAP financial measures are not recognized measures for financial statement presentation under U.S. GAAP, do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with U.S. GAAP.

The following table summarizes the effects on revenues, cost of revenues, operating expenses, and loss from operations of a 10% strengthening(1) of all foreign currencies the Company transacts in versus the USD without considering the impact of the Company's hedging activities and factoring in any potential changes in demand for the Company's solutions as a result of fluctuations in exchange rates:

	Nine months ended
	September 30, 2023			September 30, 2022
	GAAP Amounts As Reported $	Exchange Rate Effect (2) $	At 10% Stronger Rates (3) $	GAAP Amounts As Reported $	Exchange Rate Effect (2) $	At 10% Stronger Rates (3) $
Revenues	4,916	83	4,999	3,865	50	3,915
Cost of revenues	(2,463)	(43)	(2,506)	(1,909)	(30)	(1,939)
Operating expenses	(4,160)	(92)	(4,252)	(2,590)	(88)	(2,678)
Loss from operations	(1,707)	(52)	(1,759)	(634)	(68)	(702)
(1) A 10% weakening of the foreign currencies versus the USD would have an equal and opposite impact on the Company's revenues, cost of revenues, operating expenses and loss from operations as presented in the table.
(2) Represents the increase or decrease in GAAP amounts reported resulting from a 10% strengthening in foreign exchange rates relative to the USD.
(3) Represents the outcome that would have resulted had the foreign exchange rates relative to the USD in those periods been 10% stronger than they actually were, excluding the impact of our hedging program and without factoring in any potential changes in demand for the Company's solutions as a result of changes in exchange rates.

Equity and Other Investments

We hold equity and other investments that are subject to a wide variety of market-related risks that could substantially reduce or increase the fair value of our holdings. As at September 30, 2023, we had equity and other investments in public and private companies totaling $3.7 billion. Our equity and other investments with readily determinable fair values, which relate to Affirm, Global-E, and Klaviyo, representing $1.9 billion of our investments, are recorded at fair value, which is subject to market price volatility. Our equity investments in private companies, representing $533 million of our investments, are recorded using the measurement alternative and are assessed each reporting period for observable price changes and impairments, which may involve estimates and judgments given the lack of readily available market data. Certain equity investments in private companies are in the early stages of development and are inherently risky due to their lack of operational history. Our equity method investment, representing $828 million, is subject to volatility based on our share of income and loss from these investments which may cause volatility to our earnings. Our debt investments in convertible notes of private companies are recorded at fair value and represent $225 million of our investments, which are impacted by the underlying entities' valuations and interest rates. Our investment option derivative to purchase Series B common shares in Klaviyo, Inc., represents $182 million of our investments, is impacted by market price volatility and interest rates. The results from these changes may fluctuate from period to period and may cause volatility to our earnings as well as impact comparability of our results from period to period.

Interest Rate Sensitivity

We had cash, cash equivalents and marketable securities in our cash management program totaling $4.9 billion as of September 30, 2023. The cash and cash equivalents are held for operations and working capital purposes. Our investments within cash, cash equivalents and marketable securities are made for capital preservation purposes. We do not enter into these types of investments for trading or speculative purposes.

Our cash equivalents and our portfolio of marketable securities are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. Our future investment income may fall short of our expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because we classify our debt securities as "held to maturity," no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity or declines in fair value are determined to be other than temporary.

In July 2021, we invested $200 million in a private company through the purchase of convertible notes. This investment is classified as an available-for-sale debt security, for which we have elected to account for under the fair value option. The investment is carried at fair value at each balance sheet date and any movements in the fair value are recognized in net loss. The fair value is determined based on a binomial pricing model in which the underlying entity's valuation and interest rates impact the market value of the investment.

In September 2020, we issued $920 million aggregate principal amount of Notes. The Notes have a fixed annual interest rate of 0.125%; accordingly, we do not have economic interest rate exposure on the Notes. However, the fair market value of the Notes is exposed to interest rate risk. Generally, the fair market value of our fixed interest rate Notes will increase as interest rates fall and decrease as interest rates rise. In addition, the fair market value of the Notes will generally fluctuate as the price of our Class A subordinate voting shares fluctuates. On our balance sheet, we carry the Notes at face value less debt offering costs, plus any amortization of offering costs, and we present the fair value for required disclosure purposes only.

Concentration of Credit Risk

The Company’s cash and cash equivalents, marketable securities, trade and other receivables, loans, merchant cash advances, and foreign exchange derivative products subject the Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange derivative products only with large banks and financial institutions that are considered to be highly creditworthy. We limit the amount of credit exposure with any one financial institution and conduct timely evaluations of the credit worthiness of these financial institutions. Management mitigates the risks associated with marketable securities by adhering to its investment policy, which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade and other receivables, and loans receivable and merchant cash advances. Trade and other receivables, and loans receivable and merchant cash advances are monitored on an ongoing basis to ensure timely collection of amounts. The Company has mitigated some of the risks associated with Shopify Capital by opening insurance policies with Export Development Canada ("EDC"), a wholly-owned corporation of the Government of Canada, who is AAA rated as at September 30, 2023. The Company’s policies cover certain loans and merchant cash advances, subject under certain policies to minimum claim requirements and regional restrictions. The Company pays EDC a monthly premium based on total eligible dollars advanced, and records this as general and administrative expense in the condensed consolidated statements of operations and comprehensive income (loss). All policies include a deductible set at either a specified dollar loss threshold or calculated as a percentage of eligible advances issued. After considering the Company’s deductible and the insurer's maximum liability under the policies, the majority of the Company's gross outstanding balance of loans and merchant cash advances as at September 30, 2023 is covered. The receivable related to insurance recoveries, if any, is included in the loans and merchant cash advances balance. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables.

Inflation Risk

We are subject to inflation risk that could have a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations. Furthermore, our merchants are also subject to risks associated with inflationary pressures that could impact their business and financial condition. These pressures could subsequently result in impacts to our GMV and further affect our business.

Internal Control Over Financial Reporting

All control systems, no matter how well designed, have inherent limitations. Accordingly, even disclosure controls and procedures, and internal controls over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives with respect to financial statement preparation and presentation.

Management of the Company, under the supervision of the Company's Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the Company's financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP.

In connection with the sales of our logistics businesses, there were several processes, operations, technologies and information systems, each along with underlying data relevant to the sales of our logistics businesses, that were transferred or separated.

During the period covered by this quarterly report, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Critical Accounting Policies and Estimates

We prepare our condensed consolidated financial statements in accordance with U.S. GAAP. In the preparation of these condensed consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we re-evaluate these estimates on an ongoing basis.

Except for the additions to the equity and other investments accounting policy, which are discussed below, there have been no significant changes in our critical accounting policies during the three and nine months ended September 30, 2023 as compared to the critical accounting policies described in our most recent annual consolidated financial statements.

Equity and Other Investments

Strategic investments are a part of the Company's strategy and use of capital, expanding its expertise and building strong partnerships around strategic initiatives.

•Equity and other investments in publicly traded companies with readily determinable fair values are carried at fair value at each balance sheet date and any movements in the fair value are recognized into net (loss) income.
•Equity and other investments in private companies without readily determinable fair values are carried at cost less impairments, with subsequent adjustments for observable changes (referred to as the measurement alternative).
•Investments that qualify for the "equity method" of accounting treatment are carried at the Company’s investment amounts and adjusted each period for the Company’s share of the investee’s income or loss and amortization of the basis difference, which is the difference between the fair value of our investment in the company and the underlying equity in the net assets of the investee.

The Company evaluates each investment to determine if the investment should be accounted for as an equity method investment based upon equity ownership, significant influence and ongoing involvement in the investee, including factors such as representation on the investee's Board of Directors. As of September 30, 2023, the Company determined that the investment in Flexport is an equity method investment. The Company's share of income and loss in the investee will be presented as "Net loss on equity method investment" in the condensed consolidated statement of operations and comprehensive loss.

The Company assesses its equity method investment for impairment when events or circumstances suggest that the carrying amount of the investment may be impaired, and the decline in value below the carrying amount is determined to be other than temporary.

The Company also holds an investment option to purchase Series B common shares of Klaviyo, Inc. and is accounted for as a derivative instrument and valued quarterly using the Black-Scholes model. These derivative instruments are not designated as hedges and classified in equity and other investments.

Shares Outstanding

Shopify is a publicly traded company listed on the New York Stock Exchange (NYSE: SHOP) and on the Toronto Stock Exchange (TSX: SHOP). As of October 27, 2023 there were 1,205,587,398 Class A subordinate voting shares issued and outstanding, 79,205,715 Class B restricted voting shares issued and outstanding, and 1 Founder share issued and outstanding.

As of October 27, 2023 there were 650,114 options outstanding under the Company’s Fourth Amended and Restated Incentive Stock Option Plan, of which 650,114 were vested as of such date. Each such option is or will become exercisable for one Class B restricted voting share. As of October 27, 2023 there were 10,724,654 options outstanding under the Company’s Amended and Restated Stock Option Plan, of which 7,507,398 were vested as of such date. Each such option is or will become exercisable for one Class A subordinate voting share. As of October 27, 2023 there were 159,328 options outstanding under the Deliverr, Inc 2017 Stock Option and Grant Plan, which the Company assumed on closing of its acquisition of Deliverr on July 8, 2022. Of these options, 34,714 were vested as of such date. Each option is or will become exercisable for one Class A subordinate voting share.

As of October 27, 2023 there were 3,742,675 Restricted Share Units ("RSUs") and 12,877 Deferred Share Units ("DSUs") outstanding under the Company’s Amended and Restated Long Term Incentive Plan. Each such RSU or DSU will vest as one Class A subordinate voting share. As of October 27, 2023 there were 4,620 RSUs outstanding under the Deliverr, Inc 2017 Stock Option and Grant Plan, which the Company assumed on closing of its acquisition of Deliverr on July 8, 2022. Each such RSU will vest as one Class A subordinate voting share.